

June 9, 2014

Via E-mail
Kingrich J. Lee
Chief Executive Officer
Luckycom Inc.
Level 8, Two Exchange Square
8 Connaught Place
Central, Hong Kong

> **Re:** **Luckycom Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed June 3, 2014**
> **File No. 333-187874**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your auditor makes reference to the cumulative period from January 2, 2013 (inception) through February 28, 2014 in the scope paragraph of their report. However we note that there is no corresponding reference to this cumulative period in the opinion paragraph. Please obtain and file a revised audit report which opines on the cumulative period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director